Exhibit A

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

Choice hotels launching a hostile takeover bid for Wyndham Hotels. This after attempts to reach a deal with that hotel chain were rebuffed. That since Choice made its offer public in October, also plans to challenge for some seats on Wyndham’s Board of Directors. That would be at the next shareholder meeting.

Joining us now with more is Patrick Pacious, he’s Choice Hotel’s President and CEO. Patrick, good to have you. It’s not an insignificant effort to undertake a hostile bid, as I described it. Going after board seats, instituting an exchange offer, and on from there, owning stock in excess of 110 million. Why are you persisting in this effort? Why is this such an important acquisition target for you?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Good morning, David. The reason is the offer is compelling. The opportunity for shareholders, for our franchisees and for our guests is really compelling. And so, yes, the work is laborious, but the reward is going to be significant. So we’re moving forward today with two things, an exchange offer, which gives a blueprint for Wyndham shareholders to provide us with feedback. And we move forward in, as you’re well aware, the HSR process, which is a statutory process. And we want to get the clock started on that front because it’s one of the things that the Wyndham board had said to us was their concern about how long that would take. And so we wanted to get that clock started, so that our investors and theirs will have clarity on the regulatory front before having to actually vote their shares.

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

Yeah. You know, Patrick, I know many members of the so-called risk arb community quite well, who might sometimes take part in a deal like this in your favor, so to speak. They don’t seem to be. Many seem to be staying away from it. And so, I wonder, are there other large shareholders at Wyndham you have heard from positively in terms of their support or you’re hoping to get their support? Is there anything you can tell us there?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Sure. So we took our proposal public on the 17th of October, David. And since that time, we talked to many of their shareholders—about 60 different conversations. And they have expressed to us their desire. They see the strategic rationale, they like the price, everybody’s question was really around clarity, and the same is true for the arbs. How long would it take to get through a regulatory review process. Wyndham has been saying, inaccurately, that we think as going to be two years. We believe we’ll get this done in under a year, which is customary, and what we offered in our enhanced offer to them in November was really a “belt and suspenders” set of robust protections that they requested should this go beyond a year.

Whether it’s our shareholders, their shareholders, the arbs, everybody is really looking for more certainty around timing. And also they want to wait until the proxy window opens, which begins next month, which is why we’re taking this exchange offer out public to begin to get feedback in advance of that proxy contest.

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

Right. You mentioned, of course, what is antitrust, essentially that regulatory review. And as you pointed out, they keep saying you’ve told them it’s 24 months. They, in fact, have that in their response to this latest offer this morning, estimated 24-month timeline previously cited by Choice. You say that’s not the case?

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

That’s never been the case, and we’ve never said that was the case. They asked for that additional protection. We offered it to them, even though we don’t believe it’s going to be necessary.

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

You filed an S-4 this morning in which you revealed the FTC informed you on November 16th that they have launched a non-public investigation into the proposed merger. Do you think Wyndham proactively reached out to the FTC perhaps here, and what can you tell us in terms of your expectations on the antitrust front here, Patrick? Because the fact is, if you do combine, you’ll lave 50-60% market share in mid-scale and economy hotels in the country.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

So we have really taken an opportunity, David, to go to the FTC. When deals are discussed publicly, like ours has been since the middle of October, it’s not unusual for the FTC to want to begin an investigation. So we proactively engaged with them. We had a meeting with them last week. Very substantive questions, very productive meeting. By filing the HSR notification today, as you’re aware, David, it’s a statutory process, it begins the calendar here. And we will be meeting with the FTC on a weekly basis going forward to really get clarity on that. When you look at the hotel services market, the combined share of the two companies is only going to be 17% of the rooms, and those rooms are owned by small business franchisees, who control their own pricing. So the consumer is not going to be impacted here. The franchisees set the pricing and their pricing strategy. This is not the dollar menu or 5-dollar foot longs. Our franchisees can set their pricing as they see fit and they do on a regular basis daily and, ultimately, hourly as you look at the marketplace.

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

Suffice it to say, you are confident you will be able to get past an antitrust review here? They do, and can, take a really long time even when they end up positively for the acquirer. You know that, Patrick.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

We are well aware, we are well advised, we are already engaged with the FTC. And so we will be able to, actually, provide clarity here in the coming weeks and months to our shareholders about what length of time this may take. But, when you look at the positive opportunity here, it’s so compelling that getting through that process is a really welcome opportunity for us given the reward that’s on the back end.

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

And finally, when it comes to price, I think in one of your letters a few months back already you said, “our enhanced proposal based on public information represents our best and final offer.” This morning in your release, you said, “there’s potential for additional value to be unlocked if Wyndham actually comes to the negotiating table.” Are you saying you have more money in you? And if so, can you actually come up with more cash if people think your stock is something they don’t want to take here.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

David, we can do all of that. We can bring that value. If we can get some phase of due diligence here, and understand why Wyndham’s been so unwilling to come to the table, and really see if there is more value to be unlocked, which they believe there is, let’s see that. Let’s have both companies get to the negotiating table and get to a friendly transaction here and unlock value that’s great for both sets of shareholders. We’ve always been willing in the eight months we’ve been at this to engage in that front. They’ve just been unwilling to engage. They even declined to diligence our stock, which we offered them the opportunity to do that, which again, indicates they have not been interested in doing a productive engagement here.

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

Well they say you have too much leverage and they think your stock is overvalued.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Well, the market doesn’t believe that. And when you look at where we’re headed on leverage, this is not the grocery store business. Both of these companies have operating margins that are in the 70% range. So the ability to de-lever here within a two-year time frame, which is what we believe will happen, is extremely attractive and we’ve proven that. We just integrated the Radisson brands in an 11-month timeframe and significantly exceeded the synergy target ahead of schedule. So, we have an integration playbook, we know how to do this, and we feel very confident in our ability to de-lever in a very quick time.

David Faber, Co-Anchor, CNBC’s “Squawk on the Street”

Alright, well Patrick, we will be following closely. It’s not often we get full blown, as I call them, hostile bids. And certainly appreciate your time, thank you.

Patrick Pacious, President & Chief Executive Officer, Choice Hotels

Thanks, David.